[redacted]

08031611

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-28900

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
APR 21 2008
Washington, DC
104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Westminster Research Associates LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Wall Street, 33rd Floor
(No. and Street)

New York	**NY**	**10286**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER M. SPRINGER **(212) 468-7560**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 30 2008
THOMSON REUTERS

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, John D. Meserve and Christopher M. Springer, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Westminster Research Associates LLC, as of December 31st, 2007, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

SVETLANA PORTNOV
NOTARY PUBLIC, State of New York
No. 01PO6115753
Qualified in Queens County
Commission Expires Sept.13, 2008

John D. Meserve, President

Christopher M. Springer, Chief Financial Officer

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Westminster Research Associates LLC
Year Ended December 31, 2007
With Report of Independent Registered Public Accounting Firm

Westminster Research Associates LLC

Statement of Financial Condition

December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member of
Westminster Research Associates LLC

We have audited the accompanying statement of financial condition of Westminster Research Associates LLC (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Westminster Research Associates LLC at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

February 27, 2008

Ernst + Young LLP

Westminster Research Associates LLC

Statement of Financial Condition

December 31, 2007

Assets	
Cash and cash equivalents	$ 43,682,928
Cash and securities segregated in compliance with federal regulations and other restricted cash	11,943,472
Receivable from brokers	7,128,893
Goodwill	52,928,162
Prepaid research, net of allowance of $820,083	12,419,349
Fixed assets, net of accumulated depreciation and amortization of $651,230	1,217,456
Other assets	441,102
Total assets	$129,761,362
Liabilities and Member's equity	
Liabilities:	
Deferred soft dollar and commission recapture payable	$ 44,457,565
Accrued compensation and other liabilities	8,879,752
Total liabilities	53,337,317
Member's equity:	
Member's equity	76,424,045
Total liabilities and Member's equity	$129,761,362

The accompanying notes are an integral part of the statement of financial condition.

Westminster Research Associates LLC

Notes to Statement of Financial Condition

December 31, 2007

1. Organization and Description of Business

Westminster Research Associates LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company's principal operations include providing soft dollar research to U.S. investment advisors and commission recapture services to certain plan sponsor clients. Revenues are primarily derived from soft dollar commission transactions. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is a wholly owned subsidiary of BNY ConvergEx Group, LLC ("Group"). ConvergEx Holdings LLC ("Holdings") and Eze Castle Software, Inc. ("Eze Inc.") own all of the membership interests in Group (together, Holdings, Group, and Eze Inc. to be referred to as "ConvergEx"). ConvergEx was formed on October 2, 2006 by the merger of Eze Inc. and certain subsidiaries of The Bank of New York Co., a predecessor to The Bank of New York Mellon Co. ("BNYM"). BNYM and GTCR Golder Rauner, LLC, a private equity firm, each hold a 33.8 percent ownership stake in Holdings, with the remaining ownership stakes held by former Eze Inc. shareholders and ConvergEx management.

2. Significant Accounting Policies

This statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States. Significant accounting policies are as follows:

Prepaid Research, Deferred Soft Dollar and Commission Recapture Payable

A prepaid research asset is established for research and research related services disbursed in advance of anticipated customer commission volumes. A soft dollar liability is established for future research and research related services due to customers with commission volumes in excess of soft dollar services consumed. A commission recapture payable results when a portion of a customer's commission payments are recorded as a liability pursuant to an agreement with that customer. These amounts are typically disbursed within the Company's normal operating cycle of one year.

2. Significant Accounting Policies (continued)

Taxes

The Company is a single-member limited liability company which is not treated as an entity separate from its owner, Group, for federal and state and local income tax purposes. Group is treated as a partnership for federal and state and local income tax purposes and as such, is generally not liable for federal and state income taxes as an entity. The Company's net income or loss is allocated among the members of the Company's ultimate parent, in accordance with Group's LLC Agreement. Group is subject to New York City Unincorporated Business Tax, at a statutory rate of 4% on its New York City based earnings, and pursuant to a tax sharing agreement between Group and the Company, the Company is allocated a portion of this tax liability.

Goodwill

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill is not amortized, but is reviewed for impairment on at least an annual basis.

The Company completed its annual evaluation of Goodwill as of September 30, 2007 and determined no impairment charge was required.

Cash and Cash Equivalents

The Company considers demand deposits and money market accounts to be cash and cash equivalents. The carrying amounts of the Company's cash and cash equivalents approximate their fair market value due to their short-term nature.

Cash and Securities Segregated in Compliance with Federal Regulations and Other Restricted Cash

Cash and securities segregated in compliance with federal regulations on the statement of financial condition includes short-term U.S. treasury bills of $9,962,500, recorded on a trade date basis at fair value with gains and losses included in member's equity. The balance also includes cash in a segregated account of $1,431,567, and cash pledged as security for two outstanding Letters of Credit in the amounts of $46,340 and $503,065, respectively.

2. Significant Accounting Policies (continued)

Other Assets

Other assets consist primarily of interest receivable for cash on deposit of $160,000 and affiliate receivables (see Note 4). Receivables and payables with the same affiliate are presented on a net basis.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company's assessment of the collectibility of receivables from brokers, prepaid research, and other receivables. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions in determining the allowance for doubtful accounts.

Use of Estimates

The preparation of this statement of financial condition, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and the accompanying notes. Actual results could differ from those estimates.

Financial Instruments

The carrying amount of financial instruments recognized on the statement of financial condition approximate their fair values, as such financial instruments are short-term in nature and/or bear interest at current market rates.

On September 15, 2006 the Financial Accounting Standards Board issued FASB Statement No. 157 "Fair Value Measurement" ("FAS 157"). The standard provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The provisions of FAS 157 are effective for fiscal years beginning after November 17, 2007, however in November 2007 the FASB elected to defer the provision for all non-financial assets and non-financial liabilities, except for those non-financial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption of SFAS No. 157 did not have a material effect on the Company's financial position.

3. Fixed Assets

Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and seven years. Software costs are amortized on a straight-line basis between five and seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of the life of the lease or the life of the improvement.

The Company capitalizes certain costs incurred in connection with developing or obtaining software for internal use. Qualifying internally developed software costs are capitalized in accordance with SOP 98-1 and amortized between five and seven years, which is the estimated useful life of the software.

At December 31, 2007, fixed assets were comprised of:

	At December 31, 2007		
	Acquisition Value	Accumulated Depreciation and Amortization	Net Book Value
Internally developed software	$ 1,102,496	$ (199,496)	$ 903,000
Computer hardware	349,829	(276,395)	73,434
Leasehold improvements	216,091	(36,916)	179,175
Software	182,103	(125,038)	57,065
Furniture and equipment	18,167	(13,385)	4,782
Total	$ 1,868,686	$ (651,230)	$ 1,217,456

Internally developed software, software, and computer hardware capitalized in 2007 related to the Company's new soft dollar processing system were $944,488, $27,907, and $19,719, respectively. These amounts represent a reimbursement to an affiliate for fixed asset costs paid on behalf of the Company.

4. Related Party Transactions

Affiliates execute trades and provide clearing services for the Company, pursuant to the terms contained in fully disclosed clearing agreements. Total introducing broker referral fees due from affiliate included in receivable from brokers on the statement of financial condition is a balance of $284,413. The Company provides commission management tools and payment processing services for affiliates. The other assets balance on the statement of financial condition includes a balance of $49,225 related to such services. Included in other assets, and accrued compensation and other liabilities on the statement of financial condition is a net balance of $143,418 due from affiliates and a net balance of $937,942 due to affiliates, respectively, for the aforementioned trading activity, reimbursable expenses paid by the affiliates on behalf of the Company, and reimbursable expenses paid by the Company on behalf of the affiliates. In 2007, the Company acted as the soft dollar agent for affiliates. Included in accrued compensation and other liabilities on the statement of financial condition is $1,764,102 related to these services.

The Company receives certain management and technical services from Group and affiliates. Included in accrued compensation and other liabilities on the statement of financial condition is a net balance of $15,779 related to such services. The Company provides management services to affiliates. There were no amounts outstanding for such services as of December 31, 2007.

The statement of financial condition reflects soft dollar commission balances transferred to the Company from affiliates during 2007. The Company made cash disbursements in the amount of $288,026 for initial prepaid research balances, and received cash in the amount of $3,894,095 for initial soft dollar commission recapture payable balances. The amounts paid and received reflect the carrying amounts of the assets and liabilities on the date of the transaction.

The Company leases office space from BNYM. There were no outstanding amounts payable related to office leases as of December 31, 2007.

Included in accrued compensation and other liabilities on the statement of financial condition is $117,870 to reflect a change in the estimate of 2006 taxes due BNYM.

5. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes net capital under the alternative method, which requires the maintenance of net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits arising from customer transactions, as defined. At December 31, 2007, the Company had net capital of $7,147,229 and its net capital requirement was $250,000. In accordance with the requirements of SEC Rule 15c3-3, the Company has segregated $11,394,067 in a special bank account for the benefit of customers, which was in excess of its required deposit of $2,265,654.

6. Retirement Savings Plan

All employees of the Company are eligible to participate in a retirement savings plan sponsored by Group that has two components, a defined contribution profit sharing plan and a 401(k) match program. The Company is required to make annual contributions to the plan on behalf of its eligible employees. For the year ended December 31, 2007, the Company's retirement savings plan liability was recorded in the amount of $196,172 in accrued compensation and other liabilities on the statement of financial condition.

7. Commitments and Contingencies

The Company is obligated under real estate operating leases to pay the following minimum rentals to BNYM, which are partially reduced by sublease rental payments due to the Company:

	Lease Payments	Sublease Rentals Due	Net Lease Payments
Year:			
2008	$ 295,200	$ (137,013)	$ 158,187
2009	143,508	–	143,508
2010	143,508	–	143,508
2011	107,631	–	107,631
	$ 689,847	$(137,013)	$ 522,834

The operating leases are subject to periodic escalation charges. The operating lease expires in September 30, 2011. The sublease expires in August 2008. At year ended December 31, 2007,

7. Commitments and Contingencies (continued)

there was no rent liability and there was a rent receivable recorded in other assets on the statement of financial condition in the amount of $20,203.

During 2007, the Company acted as the soft dollar agent for affiliates. A reserve was booked based on a dispute related to the treatment of the fees paid to the company by certain affiliates. The Company determined that it was probable a payment of $1,764,102 will be made to settle the dispute (see Note 4).

8. Off-Balance Sheet Risk

Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to the credit risk of counterparties or customer non-performance. Pursuant to the clearing agreements, the Company has agreed to reimburse its clearing brokers without limit for any losses that the clearing brokers may incur from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2007.

At December 31, 2007, ConvergEx had approximately $789,000,000 of debt outstanding. Group's membership interest in the Company was pledged as security against the debt.

END